UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 18, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart Mackenzie

	Name:	Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: March 18, 2008

Lihir Gold Limited Notice of 2008 Annual General Meeting 1 19 March 2008 Dear Shareholder, I am pleased to invite you to the Annual General Meeting of Lihir Gold Limited (LGL) for the year ended 31 December 2007. The meeting will be held at the Crowne Plaza Hotel, on the corner of Hunter and Douglas Streets in Port Moresby, Papua New Guinea. It will be held on Wednesday 21 May 2008, commencing at 9.00am. The Notice of Meeting is enclosed, together with a Proxy form. Right to attend and vote If you are a holder of LGL ordinary shares, you are entitled to attend and vote at the Annual General Meeting. If you are unable to attend, I encourage you to complete and forward the enclosed Proxy form in accordance with the instructions which appear on it. For holders of shares listed on the ASX, you may also lodge your Proxy vote online at the following web address: http://www.computershare.com/au/proxy/lgl Please note that the completed Proxy form must be received no later than 48 hours before commencement of the Annual General Meeting. Shareholder Information Meeting The Company will also hold an information meeting in Australia on Friday 23 May 2008 at the Sofitel Hotel, 249 Turbot Street, Brisbane. Registration will begin at 9.30am, with the meeting commencing in the Ballroom at 10.00am. The information meeting will provide an opportunity for the Board and Management to update Australian shareholders and to respond to questions. Morning tea will be served following the conclusion of the meeting. Annual Report In mid-2007 the Australian Government introduced legislation allowing companies to provide the Annual Report to shareholders simply via a company’s website. This means that printed copies of the Annual Report are now only dispatched to those Australian shareholders who have elected to receive it in the mail. If you have elected to receive a printed copy of the Annual Report for the 2007 financial year, it is enclosed. Alternatively, an online version of the Annual Report is now available from LGL’s website at the following address: http://www.LGLgold.com/asp/index.asp?pgid=10853 If you wish to receive a printed copy of the 2007 Annual Report, or amend your default delivery method for future LGL Annual Reports, please contact Computershare Investor Services on 1300 552 270. I look forward to welcoming you to the Annual General Meeting or to the information meeting. Yours sincerely Ross Garnaut Chairman

Lihir Gold Limited ARBN 069 803 998 Incorporated in Papua New Guinea Registered Office Level 7, Pacific Place Cnr Champion Parade & Musgrave Street Port Moresby Papua New Guinea All communications to: Computershare Investor Services Pty Ltd Australia: GPO Box 523, Brisbane, Qld 4001 Telephone: 1300 552 270 or +617 3237 2100 Facsimile: +617 3237 2152 Papua New Guinea: c/- Kina Securities PO Box 1141, Port Moresby NCD 121 Telephone: +675 308 3888 Facsimile: +675 308 3899 Lihir Gold Limited Notice of 2008 Annual General Meeting 2 NOTICE OF 2008 ANNUAL GENERAL MEETING The 2008 Annual General Meeting of Lihir Gold Limited will be held as follows: Date: Wednesday 21 May 2008 Time: 9.00am Venue: Ballrooms 1 & 2 Crowne Plaza Hotel Corner Hunter and Douglas Streets Port Moresby Papua New Guinea Ordinary Business 1 Financial Statements and Reports To receive and consider the financial statements and the reports of the directors and auditor in respect of the year ended 31 December 2007. Re-election of Directors To consider, and if thought fit, pass ordinary resolutions re-electing the following directors of the Company: 2 Dr Ross Garnaut, who retires by rotation in accordance with rule 15.3 the Company’s constitution and, being eligible, offers himself for re-election. 3 Mrs Winifred Kamit, who retires by rotation in accordance with rule 15.3 of the Company’s constitution and, being eligible, offers herself for re-election. 4 Mr Bruce Brook, who retires by rotation in accordance with rule 15.3 of the Company’s constitution and, being eligible, offers himself for re-election.

Lihir Gold Limited Notice of 2008 Annual General Meeting 3 5 Re-appointment of the Auditor To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Company’s auditor, PricewaterhouseCoopers, be re-appointed to hold office as the Company’s auditor from the conclusion of this meeting until the conclusion of the Company’s next annual meeting, and to audit the financial statements of the Company and Group financial statements during that period.” Special Business 6 Award of Share Rights to the Managing Director under the Lihir Senior Executive Share Plan To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That approval be given to the grant of 3,102,605 share rights under the Lihir executive Share Plan to, and the acquisition of any shares pursuant to such rights by, the Managing Director, Mr Arthur Hood, as described in the explanatory Notes accompanying this Notice of Annual General Meeting.” Voting exclusion statement The Company’s Managing Director, Mr Hood, is the only director who is eligible to participate in the Lihir executive Share Plan. The Company will disregard any votes cast on the resolutions proposed as item 5 by Mr Hood and any associate of Mr Hood. However, the Company need not disregard such a vote if it is cast by Mr Hood or his associate as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form. By order of the Board Stuart Alexander MacKenzie Group Secretary 19 March 2008

Lihir Gold Limited Notice of 2008 Annual General Meeting 4 Voting Information 1 For the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 9.00am (Port Moresby and Brisbane time) on Monday, 19 May 2008. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting. 2 A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate. 3 A form of appointment of proxy is enclosed. To be effective, the document appointing the proxy and the power of attorney, if any, under which it is executed or an office copy or notarially certified copy of the power of attorney (or, in the case of a representative of a body corporate, an instrument of appointment executed under the common seal of the body corporate and, if it is executed by an attorney, the relevant power of attorney or an office copy or notarially certified copy of the power executed under the common seal of the body corporate, or other evidence satisfactory to the Directors) must be received by the Company at least 48 hours before the meeting. · Papua New Guinea shareholders should send document to the Port Moresby agents of Computershare Investor Services Pty Ltd at Kina Securities, Level 2 Deloitte Tower, Douglas Street (PO Box 1141), Port Moresby or by facsimile to 308 3899; and · All other shareholders should send the documents to the Brisbane office of Computershare Investor Services Pty Limited at Level 19, 307 Queen Street, (GPO Box 523), Brisbane, Queensland 4000, Australia or by facsimile to (07) 3237 2152 (+617 3237 2152 International). 4 A shareholder who is entitled to cast two or more votes is entitled to appoint up to two proxies. Where two proxies are appointed, the appointments will not be effective unless each proxy is appointed to represent a specified portion of a shareholder’s voting rights. Where two proxies are appointed, or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from Computershare Investor Services Pty Limited. 5 Please refer to other notes appearing on the enclosed form of proxy.

Lihir Gold Limited Notice of 2008 Annual General Meeting 5 EXPLANATORY NOTES TO SHAREHOLDERS Ordinary Business Resolution 1 — Financial Statements and Reports The Company’s financial statements for the year ended 31 December 2007, and the report of the Company’s directors and auditors thereon, will be put to the meeting for consideration. There is no requirement for shareholders to approve those reports. However, the Chairman will afford a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the independent audit report. The LGL Annual Report for the year ended 31 December 2007 has been made available to shareholders and can be found on the Company’s website at the following page: http://www.LGLgold.com/asp/index.asp?pgid=10853 Resolutions 2, 3 and 4 — Election of Directors Dr Ross Garnaut, Mrs Winifred Kamit and Mr Bruce Brook retire by rotation and offer themselves for re-election. The experience, qualifications, competencies and other information about the candidates appear below. Dr Ross Garnaut — AO BA, PhD, age 61 Dr Garnaut has been the Chairman and member of the Board since 1995. Dr Garnaut is Chairman of PNG Sustainable Development Program Ltd, a Director of Ok Tedi Mining Ltd, Chairman of the Board of Trustees of the International Food Policy Research Institute and a Director of the Lowy Institute of International Policy. He was formerly Professor of economics in the Research School of Pacific and Asian Studies at the Australian National university, Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Dr Garnaut is Chairman of the Board’s Remuneration and Nomination Committee and a member of its Audit and Sustainable Development Committees. The other directors recommend that shareholders vote in favour of Dr Garnaut’s re-election. Mrs Winifred Kamit — BA, LLB, age 55 Mrs Kamit was appointed to the Board in October 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby and is a Councillor of the Institute of National Affairs. She is also a Director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Post Courier Limited and Allied Press Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Mrs Kamit is Chairperson of the Board’s Sustainable Development Committee and a member of its Remuneration and Nomination Committees. The other directors recommend that shareholders vote in favour of Mrs Kamit’s re-election. Mr Bruce Brook — BCom, BAcc, FCA, MAICD, age 52 Mr Brook was appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer until that Company was taken over in mid-2005. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a Non-executive Director of Snowy Hydro Limited and Boart Longyear Limited. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the university of Melbourne. Mr Brook is Chairman of the Audit Committee. The other directors recommend that shareholders vote in favour of Mr Brook’s re-election.

Lihir Gold Limited Notice of 2008 Annual General Meeting 6 Resolution 5 — Re-appointment of Auditor The resolution to re-appoint the Company’s auditor, PricewaterhouseCoopers, to hold office from the conclusion of this meeting until the conclusion of the Company’s next annual meeting, is formally put to shareholders in accordance with section 190(1) of the PNG Companies Act 1997. The Board recommends that shareholders vote in favour of the re-appointment of PricewaterhouseCoopers. SPECIAL BUSINESS Resolution 6 — Award of Share Rights to the Managing Director under the Lihir Senior Executive Share Plan Introduction Shareholder approval is sought for the allocation of share rights under the Lihir executive Share Plan (which was approved at the 2006 Annual General Meeting) to Mr Arthur Hood, the Company’s Managing Director and Chief executive Officer. It is proposed that share rights be awarded to Mr Hood in order to ensure that he is provided with a mix of short term and long term remuneration, and also that a significant proportion of his remuneration is subject to achieving challenging performance targets aligned with shareholders’ interests. The performance conditions applicable to the share rights to be granted to Mr Hood have been designed to ensure that he is only rewarded where justified by the benefits delivered to shareholders through his contributions to the long term value of the Company. The Board is of the view that the proposed grant of share rights, together with the performance conditions, will provide Mr Hood with appropriate long-term performance and retention incentives aligned with the longer term interests of shareholders. Mr Hood’s employment contract provides for an award of share rights, subject to shareholder approval. Separate approvals are to be sought each year. The LESP LGL established the LESP to enable eligible executives to participate in the growth of LGL by providing them with an opportunity to acquire fully paid ordinary shares in the Company (“LGL shares”). The LESP was originally established in 2005 and approved by shareholders at the Annual General Meeting held in April 2006. After considering the views of shareholder representative groups and the advice of a leading remuneration specialist, LGL revised the LESP in 2007. The major changes to the LESP were: · the introduction of three year performance periods instead of the one year performance periods under the initial grants; · the selection of new performance conditions to be satisfied before any share rights vest; and · the introduction of the concepts of “target” and “stretch” cases. The remuneration specialist engaged by LGL recommended that a transitional grant be made to cover the gap that would result from the change from a one year performance period under the initial program to a three year performance period under the revised LESP. Three year performance periods Grants starting from 1 January 2008 are based on three year performance periods (except for the transition grants discussed below). For example, the performance conditions for share rights granted on 1 January 2008 will be assessed as at 31 December 2010 — ie, at the end of the three year performance period following grant. Share rights will vest to the extent the performance conditions are satisfied. The Managing Director will then be able to exercise the vested share rights and LGL will acquire LGL shares for those vested share rights that are exercised. unvested share rights will lapse. Performance conditions The performance conditions have been changed from the four measures used in the past to two objective measures which assess the performance of LGL against the performance of its peers: · LGL’s total shareholder return (“TSR”) over the performance period compared to the growth in TSX Global Gold Index over the performance period; and · LGL’s TSR increases over the performance period compared to the TSR growth of companies in a comparator group over the performance period. The comparator group is composed of those companies in the TSX Global Gold Index with a market capitalisation of more than US$1 billion at the commencement of the performance period, plus Newcrest, and which remain listed companies at the end of the performance period. Both measures involve the Toronto Stock exchange (the “TSX”), as the dominant securities exchange for gold mining companies. The link to the TSX Global Gold Index and the companies included in the TSX Global Gold Index is intended to reflect LGL’s position as a significant gold mining company by global standards and to provide a more realistic barometer of LGL’s performance. It was recognised that fluctuations in gold price can have a significant impact on the TSR of a gold mining company. Historically, the TSX Global Gold Index has reflected movements in the gold price.

Lihir Gold Limited Notice of 2008 Annual General Meeting 7 Comparing LGL’s TSR against the performance of the TSX Global Gold Index is intended to eliminate or, at least, reduce the impact of gold price fluctuations on the any assessment of LGL’s performance. Similarly, the use of comparator group is intended to provide a method of assessing LGL’s performance against its peers. The basis for selection of companies in the comparator group is that they form part of the TSX Global Gold Index (with the exception of Newcrest), they have a market capitalisation in excess of US$1 billion and that they remain listed at the completion of the performance period. There are few gold mining companies based in Australia and listed on ASX that can be compared with LGL, hence the need to include companies whose primary listing is the TSX. Non-gold producing companies have little relevance to assessing LGL’s performance and the performance of companies with a small market capitalisation can be disproportionally affected (positively or negatively) by one discovery or project. Target and stretch cases To provide additional incentives for achieving and delivering outstanding performance, the revised LESP has introduced the concept of target and stretch cases. The performance conditions were developed on the basis that TSR performance in line with the TSX Global Gold Index or the comparator group would be the “target case” and would result in a base level of the share rights vesting (namely 40% of the relevant tranche). Performance below the target case for a performance condition would result in none of the share rights for that performance condition vesting. Outstanding TSR performance (achieving 125% of the TSX Global Gold Index or the 90th Percentile in relation to the comparator group) would be the “stretch case” and would result in 100% of the share rights vesting. As before, to the extent that certain share rights do not vest, they will lapse. Transitional grant The remuneration specialists engaged by LGL recommended that a transitional grant be made to cover the gap that would result in changing from a one year performance period under the initial program to a three year performance period under the revised LESP. The effective date of grant for the transitional grant is 1 July 2007 with one half of the share rights potentially vesting 18 months later (31 December 2008) and the second half potentially vesting 2 1/2 years after grant (31 December 2009). The 18 month and 2 1/2 year periods will be the performance periods for the performance conditions for the transitional grant. The performance conditions will be the two described above (LGL’s TSR v TSX Global Gold Index and LGL’s TSR v comparator group). Proposed Allocation to Mr Hood Subject to shareholder approval, Mr Hood will be granted 3,102,605 share rights under the LESP, as follows: · A transitional grant of 1,453,441 share rights divided into two half-grants each with an effective date of grant of 1 July 2007 and performance periods of 18 months (to 31 December 2008) and 2 1/2 years (to 31 December 2009). · A grant of 1,649,164 share rights (including pro-ration) with an effective date of grant of 1 January 2008 and a three year performance period (to 31 December 2010). This grant will include a pro-ration of share rights to cover the period from 16 September to 31 December 2007 (to reflect the move from grants being made on the anniversary of Mr Hood’s appointment as the Managing Director to grants being made in line with LGL’s financial year). All share rights acquired pursuant to the LESP are to be acquired on market. Performance conditions — Mr Hood In line with the revisions to the LESP described above, following is a description of the performance conditions applicable to the grant of share rights for Mr Hood (with the allocation with the share rights being equally divided between the two performance conditions): Performance condition 1 — TSX Global Gold Index Description: LGL’s TSR over performance period compared to growth in the Toronto Stock exchange (“TSX”) Global Gold Index (the “Index”) over performance period. Performance condition: This tranche will be assessed on the extent to which LGL’s total shareholder return (or “TSR”) increases over the performance period compared to growth in the Index over the performance period. If LGL’s TSR when compared with the Index: · is less than the Index, then none of the share rights subject to this performance condition will vest; · is equal to the Index (Target case), then 40% of the share rights subject to this performance condition will vest; or · is equal to 125% of the Index (Stretch case), then 100% of the share rights subject to this performance condition will vest. If LGL’s TSR is greater than the Index but less than 125% of the Index, then a proportion of the share rights subject to this performance condition (calculated on a straight-line basis) will vest.

Lihir Gold Limited Notice of 2008 Annual General Meeting 8 Performance condition 2 — Comparator Group Description: LGL’s TSR over performance period compared to TSRs of companies in a Comparator Group. Performance condition: This tranche will be assessed on the extent to which LGL’s TSR increases over the performance period compared to the TSR growth of companies in the Comparator Group over the performance period. If LGL’s TSR when compared with the TSRs of the companies in the Comparator Group: · is at less than the 50th Percentile (“P50”), then none of the share rights subject to this performance condition will vest; · is equal to P50 (Target case), then 40% of the share rights subject to this performance condition will vest; or · is equal to the 90th Percentile (“P90”) (Stretch case), then 100% of the share rights subject to this performance condition will vest. If LGL’s TSR is greater than P50 but less than P90, then a proportion of the share rights subject to this performance condition (calculated on a straight-line basis) will vest. Interpretation — the Comparator Group is composed of those companies in the TSX Global Gold Index with a market capitalisation of more than US$1 billion at the commencement of the performance period, plus Newcrest, which remain listed companies at the end of the performance period. TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxation. Rights will only be tested as against the applicable performance conditions once (as at the testing date). There will be no further testing of rights after the initial testing. Date of grant If approved by shareholders, and in accordance with the Listing Rules, the share rights will be awarded no later than 12 months after the date of the Annual General Meeting. Lihir Executive Share Plan applies Subject to the above, the share rights will be governed by the rules of the LESP. Other information In accordance with the Listing Rules (ASX and POMSoX), the following additional information is provided: · 3,102,605 is the maximum number of share rights that may be granted to Mr Hood pursuant to the approval sought; · Mr Hood is the only director entitled to participate in the LESP, and as the LESP was introduced for the first time in 2006, no director has previously participated under the LESP; · No amount will be payable by Mr Hood to acquire the share rights or upon exercise of share rights; and · The LESP does not involve loans being made to Mr Hood or any other person. Recommendation The Board (other than the Managing Director in view of his personal interest) recommends that shareholders vote in favour of the resolution proposed in item 6 of the business of the Meeting.